ENTOURAGE MINING LTD.

Management Discussion and Analysis

Interim Report September 30, 2007

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for nine-month period ended September 30, 2007.  The following information should be read in conjunction with the accompanying un-audited financial statements and the notes to un-audited financial statements.

1.1 Date of Report

November 28, 2007

1.2 Overall Perfomance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.  The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995.  On June 25, 1996, we changed our name to Entourage Mining Ltd.  On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada.  This subsidiary is used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and currently have two mineral property option agreements:

•

to acquire an 80% interest in 22 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

•

to acquire a one hundred per cent (100%) interest in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) Hatchet Lake Properties (Abandoned)

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire up to a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”).  40% of the Company’s interest in the Hatchet Lake property was acquired by way of an October 20, 2005 assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc., a now defunct OTCBB Pink Sheet issuer.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company had acquired a right to earn a 50% interest in the Hatchet Lake property.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders.  The 15,000,000 shares were to be distributed to the CMKM shareholders, but these shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur.

On June 30th, 2007, United Uranium Corp. (formerly United Carina Resources Corp.) extended a July 1, 2007 $300,000 payment deadline, to be paid by the Company, until September 15, 2007.  No summer or fall 2007 work program was proposed by United Uranium so the Company decided that the scant uranium values of two previous abbreviated drill programs (7 ½ drill holes over two years) did not warrant the $300,000 payment and the Company abandoned the Hatchet Lake Uranium prospect.

As well, since CMKM Diamonds failed to distribute the 45,000,000 shares and because 101047025 Saskatchewan Ltd. failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 28, 2007, Entourage filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 101047025 Saskatchewan Ltd. (“1010) and CMKM Diamonds, Inc. (CMKM) seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM Diamonds and the 3,888,888 shares paid to 101047025 Saskatchewan Ltd. to consummate these agreements.  This matter has yet to be resolved in the Courts.

1.2.1(b) Nevada Property (Abandoned)

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp. (“Goodsprings”), a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in theCompany’s other disclosure documents.   The agreement between Goodsprings and Entourage is a sub-lease agreement to the original property agreement between Goodsprings and Apex Deep Mines, also a Nevada based company.

All payments required under the Entourage-Goodsprings Agreement were paid in a timely manner.  The Company drilled 11 holes on the Black Warrior project.  The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t.   There was $76,670.59 exploration work done on the Black Warrior Project in 2006 but in November 2006 the Company informed Goodsprings that the Company was relinquishing its interest in the Black Warrior project.

In 2007, The Company advanced Goodsprings $7,500 to reclaim the property and to remediate it to its natural state.  Some time in 2007, after the remediated areas pass the scrutiny of the Bureau of Land Management (the “BLM”) the Company will be reimbursed a portion of the $11,400 reclamation bond posted by the Company in May 2005.

 As well, the Company has been informed by Goodsprings that less than $7,500 was required to remediate the property but both parties agreed that any residual would remain with Goodsprings until the BLM refunded the reclamation bond.  The BLM reported to the Company in May 2007 that the Company was eligible to receive 60% of its remediation deposit by making application and the Company has done so.  The deposit has not been received to date.  The BLM has indicated that the full deposit refund may take five years for approval.

1.2(c) Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM Diamonds Inc., United Carina Resources Corp. and 101047025 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM.  CMKM was about to default on its option agreements and Entourage realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan.  One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

Upon signing the Smeaton Property consisted of a 1.5 million acre parcel of claims.  Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties.  The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority  diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential.  The present parcel remains at approximately 22 claims.

In December 2005, the Operator commenced drilling on a priority target on the property.  The drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet.  An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target.  The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis.  The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core.  In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests.  The Company considers these claims as non-operational until such a report can be completed.  Furthermore the Operator (“1010”) has never consulted the Company before commencing drilling on the Smeaton properties and no budgets or plans were discussed before exploration work was carried out.

In early 2006, the Company advised 1010, which acts as the Operator of the property, that it would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met.   1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling approximately $280,122.53.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007.  To date, no collections or other proceedings have been commenced by 1010.

There is, however, the risk that 1010 might commence collections or other proceedings.  In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful.  The Company cannot assess the probability of that risk and accordingly, the likelihood of loss, if any, is presently not determinable.

The Company issued 33,888,888 shares of the Company stock as consideration for the purchase of the Smeaton claims.  30,000,000 (thirty million) of these shares were to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

Since CMKM Diamonds failed to distribute the 45,000,000 shares and because 101047025 Saskatchewan Ltd. failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 28, 2007, the Company filed, in the Supreme Court of

British Columbia, a Writ of Summons and Statement of Claim against 101047025 Saskatchewan Ltd. (“1010) and CMKM Diamonds, Inc. (CMKM) seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM Diamonds and the 3,888,888 shares paid to 101047025 Saskatchewan Ltd. to consummate these agreements.  This matter has yet to be resolved in the Courts.

1.2(d) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks (later revised to 47 claims) prospective for uranium situated in Costebelle Township in eastern Quebec.  Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels..

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned.  In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website.  In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report.  Drilling has commenced on the “Main Zone” of the Doran property. The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 drilling exploration expenses.

In early February 2007 the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (upon filing of the agreement) and expending $5,000,000 (five million) over four years.  The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, Entourage and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length.  The results of the Company’s Phase II drilling campaign were reported August 23, 2007.  Here is a sample of these results:

•

Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),

•

Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),

•

Hole H18A (L Anomaly):  7.25m of 0.023% U3O8 (.46lb/t),

•

Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),

•

Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),

•

Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),

•

Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone.  The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8.  As well, Holes 27 and 27A, intersected three and four pegmatites respectively.  The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters.  The L zone remains open in all directions while lateral extension and depth extension are unknown and will be the focus of the Fall 2007 Phase III drill program set to commence near the end of September 2007.   Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y).  Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite.  Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks.  All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

A fall 2007 drilling campaign was completed in early November.  This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006.  The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign are pending and expected in December 2007.  In total over 6000 meters have been completed on the Doran property by Entourage and Abbastar Uranium and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.  More drilling on the “L” will be completed in the spring of 2008.

Competitive factors in the market for mineral resources

 The Company is prospecting for uranium in Quebec.  It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue.  In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

The market for diamonds, for which the Company’s Smeaton Lake properties are prospective, is primarily managed by cartel.  However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world's rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system.  Any production of diamonds by the Company would likely have no measurable effect on the world prices.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties.  The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work.  The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

(a)

Hatchet Lake Uranium Prospect (Abandoned)

2007 Drilling Update

On March 17, 2007 the companies began stage two of the drilling program at Hatchet Lake.  This phase is to consist of 8 drill holes and is designed to continue where the 2006 program was terminated. Three and one half holes were drilled on the project in 2007 before warm weather set in and drilling was halted..

The Company advanced $320,000CDN in option and work commitments.  The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006 and a further extension to September 15, 2007 was granted by the United Uranium Corp. (formerly United Carina). However, because uranium values encountered in the 2006 and 2007 drilling campaigns were negligible the Company decided to drop the Hatchet Lake properties and the Company did not advance the outstanding $300,000 payable on September 15, 2007 and the project was abandoned.

b)  Black Warrior Exploration Activities (Abandoned)

In November 2006, with slight anomalous gold showings from an 11-hole drill program, the Company decided to abandon the Black Warrior project.  The was no exploration completed in 2006 in advance of the Company’s decision to abandon the Black Warrior project

c) Smeaton/Forte a la Corne Exploration Activities

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between Entourage Mining Ltd. and “101047025 Saskatchewan Ltd., a private Saskatchewan company.  The original claim blocks consisted of 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan.  At the present time, the Company holds approximately 22 of these claims and after repeated requests to have all previous work records of the claims forwarded to the Company, the Company decided to initiate legal proceeding to have the consideration for the claims returned to the Company in exchange for the Company returning the claims to 101047025 Saskatchewan Ltd.

There has been no work completed on the claims since the spring of 2006 wherein the lack of communication between the Company and the Operator/Vendor precluded additional monies being expended on the property until National Instrument 43-101 compliance of the claims was completed.  This compliance was not forthcoming.

d) Doran Uranium Project Exploration Activities

2005 Doran Exploration

In fiscal year 2005, the Company expended a total of $245,591 on exploration of the Doran Uranium Project and, in December of 2005, filed an NI 43-101 geological report on the SEDAR system regarding this Project.

The results of exploration in fiscal year 2005 were encouraging, as detailed in the report.  The report recommended the following for fiscal year 2006:

1.

A technical survey and sampling program of $59,100;

2.

A Phase I diamond drilling program of shallow drill holes costing $141,795; and

3.

A Phase II program of work, the details of which are contingent upon the results of (1) and (2) above, of approximately $300,000.

2006 Doran Exploration

The 2006 Doran exploration season consisted of channel sampling on the northern sections of the property and a 16-hole drill program to test the Main Zone situated in the southern half of the property.  The above recommendations were completed in the spring of 2006.  The work included line cutting and trench sampling of the North Zone (“G zone) as well as additional anomalies “E”, “I”, “L”, “N” and "X”.

 On August 30, 2006 the Company reported:  The comprehensive rock saw channel sampling program was successful in identifying previously unrecognized uranium targets. A total of twelve anomalies (N, X, L, Y, R, H, K, I, G, E, A, S) were tested.   Selected highlights of the chemical results are as follows:

Anomaly N returned values between 1.77Lb/t U3O8 across 3 meter and over 4.7 Lb/t U3O8 across 1.5 meter (this value is over the detection limit and the Company is waiting for a final results from ACME Laboratories).  Another sample returned over 3 Lb/t U3O8 over 1.50 meters.

Anomaly X tested by six samples: one sample above 2 Lb/t U3O8, one sample over 1 Lb/t U3O8, three samples returned values over 0.5 Lb/t U3O8 and 1 sample returned a value less than 0.5 Lb/t U3O8.   Sample widths varied between 1 and 5 meters.

Anomaly L is characterized by a north-south trending radioactive pegmatitic ridge approximately 200 meters long by 80 meters wide, a total of 18 rock channel samples were collected, six samples returned values over 1 Lb/t U3O8, 7 samples returned values between 0.5 Lb/t U3O8 and 1 Lb/t U3O8 and 5 samples returned values less than 0.5 Lb/t U3O8.   Sample widths varied between 1 and 12 meters.  (All values (t) refer to short tons)

Anomalies A, E, G, H, K R and Y all returned elevated values of U3O8 and the results of these samples are available on the Company web site (www.entouragemining.com) under Projects-Doran.

As well the Company reported: A total of 63 rock saw samples were tested of which four samples returned over 2 Lb/t U3O8, 13 samples returned values of more than 1 Lb/t U3O8, 15 samples returned values greater than .5Lb/t U3O8 and 12 samples above .25Lb/t U3O8.  A detailed interpretation of the results was completed by the project geologist Mr. Michel Proulx (a “Qualified Person” as that term is defined in NI 43-101) and a drilling program is being designed to test anomalies N, X and L before the end of the season.  Since the number of drill targets is high the Company will not be able to drill all of the anomalies in this drilling season.  The Company planned to drill the remaining anomalies in early 2007 but deep snow prevented the drilling contractor from accessing the northern parts of the property.   Additional holes in the Main Zone, situated in the southern portion of the property, are also planned.  The Main Zone was drilled in May 2006.

The 2006 exploration expenditures total $356,198.34 with an additional $106,000 expended in the attempt to drill the “L” anomaly in February 2007.  The Company made the $75,000 property payment to the vendor, Fayz Yacoub, on March 8, 2007

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid upon filing of the agreement) and expending $5,000,000 (five million) over four years.  The TSX Venture Exchange approved this transaction effective May 30, 2007.

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar Holdings announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length.  The results of the Company’s Phase II drilling campaign were reported August 23, 2007.  Here is a sample of these results:

•

Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),

•

Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),

•

Hole H18A (L Anomaly):  7.25m of 0.023% U3O8 (.46lb/t),

•

Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),

•

Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),

•

Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),

•

Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone.  The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8.  As well, Holes 27 and 27A, intersected three and four pegmatites respectively.  The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters.  The L zone remains open in all directions while lateral extension and depth extension are unknown.   Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y).  Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite.  Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks.  All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

ThefFall 2007 drilling campaign was completed in early November.  This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006.  The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign are pending and expected in December 2007.  In total over 6000 meters have been completed on the Doran property by Entourage and Abbastar Uranium and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.  More drilling on the “L” will be completed in the spring of 2008.

The Company is satisfied that Abbastar Uranium has expended sufficient funds on the property to earn a 20% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies.  Upon payment of the remaining $75,000 property payment to the Vendor (due in March 2008) the Company will report that Abbastar has earned its interest as determined by the Option Agreement and the amount of money expended by Abbastar at that time.

1.3

Selected Annual Information

Fiscal Year

2006

2005

2004

                                                                                                  ($)                                           ($)                                           ($)

Net Sales

  0

   0

   0

Loss before taxes

3,017,828

10,088,960

958,822

Basic and Diluted Loss per Share

0.04

0.57

 0.06

Net Loss

2,973,161

10,068,841

956,446

Total Assets

193,763

514,036

466,727

Long Term Financial Liabilities

  n/a

  n/a

  n/a

Cash Dividends Declared

  n/a

  n/a

  n/a

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with the US generally accepted accounting principles.

1.4

Results of Operations for the Period Ended September 30 , 2007

The Company’s loss for the nine months ended September 30, 2007 (‘interim 2007’) totaled $458,402 or $0.01 per share compared to $2,879,659 or $0.04 per share for the nine months ended September 30, 2006 (‘interim 2006’). The losses in interim 2007 were much lower mainly because during interim 2007 the stock based compensation (which resulted from re-pricing of existing 5,050,000 stock options to US$0.25 per share) was only $92,900; whereas during interim 2007, the Company granted options to purchase 3,500,000 common shares of the Company at US$0.40 and 1,550,000 at US$0.30 per share, resulting in a stock based compensation expense of $2,027,384. During interim 2007 the office and sundry expenses were $48,215 as compared to $57,113 during interim 2006. During interim 2007 the consulting expenses were $36,069 compared to $27,713 for interim 2006; professional fees were $27,115 during interim 2007 compared to $35,718 for interim 2006 (mainly due to higher legal fees incurred due to more business activities during interim 2006), promotion and travel expenses were $70,875 in interim 2007 compared to $52,811 in interim 2006 (reflecting more travel undertaken by the Company’s management and more promotional activities in 2007) and management fees were $120,000 in interim 2007 as compared to $64,000 in interim 2006 (due to Company increasing the remunerations through the various agreements entered on July 3, 2007).

The Company expended a net total of $61,462 in mineral property acquisition and exploration costs in interim 2007. This constituted primarily of the option payments of $75,000 cash and 500,000 shares for the Doran (Quebec) uranium property (which were reduced by $100,000 received from Abbastar Holdings Ltd. for optioning the Doran property to them) and approximately $61,655 in actual exploration costs on the Doran property (which were reduced by $150,723 due to two Quebec exploration rebate refunds). The Company expended a net total of $613,442 in mineral property acquisition and exploration costs in interim 2006. This constituted mainly of option payments of $100,000 to United Carina Resources for the Saskatchewan uranium property; and $35,000 cash and 125,000 shares for the Doran (Quebec) uranium property and $455,318 in actual exploration costs on the various properties (the bulk of the exploration costs were on Doran property). During interim 2006 the Company received $57,745 in Quebec exploration rebate refund which reduced the net exploration costs by this amount.  The actual exploration costs were much lower during interim 2007 because the Company optioned the Doran property to Abbastar during interim 2007 and it was Abbastar which was responsible for the exploration costs on the Doran property.

1.5

Summary of Quarterly Results

In Canadian dollars

	2007	2007	2007	2006	2006	2006	2006	2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss (Gain)	$(17,780)	$74,000	$402,182	$138,169	$7,903	$741,077	$2,130,679	$9,567,779
Basic and diluted loss per share	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01	$0.03	$0.054
Net loss (Gain)	$(17,780)	$74,000	$402,182	$93,502	$7,903	$741,077	$2,130,679	$9,547,660
Basic and diluted net loss per share	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01	$0.03	$0.54

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6

Liquidity

On September 30, 2007, the Company had $68,353 in cash compared to having $126,611 on December 31, 2006.  On September 30, 2007 the Company had a negative working capital of $19,442, whereas on December 31, 2006, the Company had a positive working capital surplus of $87,596.

During the nine months ended September 30, 2007, 100,000 incentive stock options with a strike price of USD $0.15 were struck by optionees. On March 30, 2007, the Company closed a USD $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant exercisable at US$0.25) to two sophisticated investors.

The Company does not need any funds in the near future for the exploration work on its Doran property due to its option agreement with Abbastar. However, the Company would need to raise funds in the near future to fund its general and administrative costs.

1.7

Capital Resources

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our projects and stay in business.  Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof.  We won’t know that information until we advance the exploration of our properties.  We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the period ended September 30, 2007, the Company incurred $120,000 (2006 – 64,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2007 of $50,276 (December 31, 2006 - $29,352) is to the directors.

1.10

Fourth Quarter

This section is not applicable during this quarter.

1.11

Proposed Transactions

There are no pending transactions to report.

1.12

 Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates.  Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13

 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves.  To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”).  This standard requires the use of the asset and liability approach for accounting and reporting on income taxes.  Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123.  Prior to that date, the Company used the intrinsic value method under APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and complied with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Because the fair value method has been adopted for employee stock options no pro-forma information, as required pursuant to APB No. 25, is provided.

Earnings (Loss) Per Share:

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding that year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7  All losses accumulated since inception have been considered as part of the Company’s exploration activities.

1.14

  Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties.  The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value.  Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar.  The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15

Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director

Mr. Gregory F Kennedy, President, CEO and Director

Mr. Michael B Hart, Director

Mr. Corey Klassen, Director

Mr. Pradeep Varshney, Chief Financial Officer

1.16   Internal Control Environment

As required by Multilateral Instrument 52-109, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

There were no significant changes to the Company's control environment.

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy

President and Director

November 28, 2007